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06003944



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-38192

REPORT FOR THE PERIOD BEGINNING   __1/1/05__   AND ENDING   __12/31/05__

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

D. Weckstein & Co., Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	
	FIRM ID. NO.

230 Park Avenue

                              (No. and Street)

New York	**New York**	**10169**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Weckstein	**(212) 986-3422**
	(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP

                         (Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant'
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED

MAY 24 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __Donald Weckstein__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __D. Weckstein & Co., Inc.__ ,as of __December 31,2005,__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

MARGARET M. SAPIENZA
Notary Public, Sate of New York
No. 43-4966635
Qualified in Richmond County
Commission Expires May 14, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



D. WECKSTEIN & CO., INC.

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2005

FARKOUH · FURMAN & FACCIO

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
D. Weckstein & Co., Inc.:

We have audited the accompanying statement of financial condition of D. WECKSTEIN & CO., INC. as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parkesh Hirman & Fucci, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 6, 2006

D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2005

ASSETS

Cash	$ 176,533
Marketable securities, at market value	312,224
Commissions receivable	13,369
Interest receivable	137
Due from shareholder	426
Prepaid expenses	8,176
Furniture, fixtures and equipment (less $70,569 of depreciation)	7,109
Security deposit	5,600
	$ 523,574

LIABILITIES

Accounts payable and accrued expenses	$ 18,690
New York City taxes payable	12,767
Deferred New York City taxes	9,422
	40,879

STOCKHOLDER'S EQUITY

Common stock - no par value;	
200 shares authorized; 40 shares issued and outstanding	40,000
Additional paid-in capital	235,000
Retained earnings	110,651
Unrealized gain on securities	97,044
Total stockholder's equity (statement attached)	482,695
	$ 523,574

The notes to financial statements
are made a part hereof.

FARKOUH · FURMAN & FACCIO

D. WECKSTEIN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:

Commissions		$ 299,777
Net dealer trading gain		1,147,883
Interest and dividends		21,641
Investment banking		11,475
		1,480,776

Expenses:

Officer compensation and benefits	$ 786,725	
Employee compensation and benefits	241,607	
Payroll taxes	35,713	
Clearance	35,707	
Equipment rental	37,246	
Rent	56,243	
Travel and entertainment	39,774	
Telephone	12,340	
Professional fees	99,785	
Office expense	12,722	
Dues and subscriptions	14,342	
Insurance	3,771	
Office supplies	5,375	
Miscellaneous	2,185	
Research	5,100	
Depreciation	1,763	1,390,398

Income before New York City taxes	90,378
New York City taxes	20,000
NET INCOME (TO STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY)	$ 70,378

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAIN ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2005...............	$ 40,000	$210,000	$ 40,273	$ 30,079	$320,352
Capital contribution...........................		25,000			25,000
COMPREHENSIVE INCOME: Net income (statement attached).........			70,378		70,378
Unrealized gain on securities arising during the period...........................				73,466	73,466
Deferred New York City taxes related to above............................				(6,501)	(6,501)
BALANCE AT DECEMBER 31, 2005.........	$ 40,000	$235,000	$110,651	$ 97,044	$482,695

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows (used) for operating activities:			
Net income			$ 70,378
Adjustments to reconcile net income			
to net cash (used) for operating activities:			
Depreciation		$ 1,763	
(Increase) in marketable securities, at market value		(96,968)	
Decrease in commissions receivable		14,502	
Decrease in interest receivable		432	
Decrease in broker fee receivable		12,100	
(Increase) in prepaid expenses		(558)	
(Decrease) in accounts payable and accrued expenses		(368)	
(Decrease) in payroll taxes payable		(63,060)	
(Decrease) in bank overdraft		(83,936)	
Increase in New York City taxes payable		8,565	(207,528)
Net cash (used) for operating activities			(137,150)
Cash flows (used) for investing activities-			
Purchases of furniture, fixtures and equipment			(3,543)
Cash flows from financing activities-			
Capital contribution			25,000
(DECREASE) IN CASH AND CASH EQUIVALENTS			(115,693)
Cash and cash equivalents - January 1, 2005			292,226
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2005			$ 176,533

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for New York City taxes	$ 11,435

The notes to financial statements
are made a part hereof.

FARKOUH · FURMAN & FACCIO

D. WECKSTEIN & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2005

Total stockholders' equity		$ 482,695
Deferred New York City taxes		9,422
Deductions for non-allowable assets		(127,877)
Net capital before haircuts		364,240
Haircuts:		
Trading securities	$ (33,968)	
Undue concentration	(13,815)	(47,783)
NET CAPITAL		316,457
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $31,457 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 216,457
Ratio of aggregate indebtedness to net capital		0.0994

The focus report filed for the period ended December 31, 2005 differs from the above computations. An amended focus will be filed to reflect the above.

There are no material inadequacies in the accounting system, control procedures, and procedures for safeguarding securities of D. Weckstein & Co., Inc.

See the accompanying Independent Auditor's Report.

FARKOUH · FURMAN & FACCIO

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from trading profits executed for the Company's principal account, from commissions received on security trades executed for customers, and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income. Unrealized gains and losses from securities designated as held for investment are reflected in comprehensive income on the statement of changes in stockholder's equity.

FURNITURE, FIXTURES AND EQUIPMENT - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years.

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no Federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

(Continued)

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMITMENT AND RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date all unsettled trades at December 31, 2005 settled with no resulting liability to the company.

The Company extended its office lease to February 29, 2008. The lease provides for escalations based upon increases in real estate taxes and operating costs. The future minimum annual lease payments are as follows:

December 31, 2006	$	59,441
December 31, 2007		61,105
December 31, 2008		11,110
	$	131,656

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $316,457 which was $216,457 in excess of its required net capital of $100,000. The Company's net capital ratio was .0994 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2005, all the marketable securities reflected in the Statement of Financial Condition are positions with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

During the course of the year ended December 31, 2005, the bank balances on occasion were in excess of the FDIC insurance limit of $100,000.